Exhibit 8.1

LIST OF SUBSIDIARIES OF PAYSAFE LIMITED

The significant subsidiaries of the Company are listed below.

Name	Country of Incorporation and Place of Business Address	Nature of Business	Proportion of Ownership Interest Held by the Company
Paysafe Payments Solutions Limited	Ireland 3rd Floor, Kilmore House, Spencer Dock, Dublin 1, Ireland, D01 YE64	Payment Services	100%
Paysafe Payment Processing Solutions LLC	United States 1725 Hughes Landing Blvd, 11th Floor The Woodlands, TX 77380	Payment Services	100%
Skrill Limited	United Kingdom 25 Canada Square, Floor 27, London, England E14 5LQ	Payment Services	100%
Paysafe Prepaid Services Limited	Ireland 3rd Floor, Kilmore House, Spencer Dock, Dublin 1, Ireland, D01 YE64	Payment Services	100%